UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)
Information Statement Pursuant to Rules 13d-1 and 13d-2 Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Lake Shore Gold Corp
(Name of Issuer) Common Shares
(Title of Class of Securities)
510728108
(CUSIP Number) December 31, 2013
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this schedule is filed:
[X] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 510728108

1	NAMES OF REPORTING PERSONS Geologic Resource Partners LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	27,505,500 Shares
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	27,505,500 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		27,505,500 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.6%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO, IA

* Based on 416,620,224 Shares outstanding as of November 5, 2013, as reported in the Issuer’s 6-K on Ex. 99.2 filed with the Securities and Exchange Commission on November 6, 2013.

CUSIP No. 510728108

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Lake Shore Gold Corp. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 181 University Avenue, Suite 2000, Toronto, Ontario Canada M5H 3M7.

Item 2(a).	Name of Person Filing

This statement is being filed by Geologic Resource Partners LLC ("GRP"), a Delaware limited liability company.

GRP, a registered investment adviser, serves as (a) investment advisor to Geologic Resource Opportunities Fund Ltd. ("GROF Ltd") and Geologic Resource Fund Ltd ("GRF Ltd") and (b) the general partner to Geologic Resource Opportunities Fund LP ("GROF LP") and Geologic Resource Fund LP ("GRF LP", together with GROF Ltd, GRF Ltd and GROF LP, the "Funds").  The Funds directly hold Common Shares for the benefit of the investors in those Funds.

GRI Holdings LLC ("GRI Holdings") is the majority owner and manager of GRP.  George Ring Ireland ("Mr. Ireland"), Chief Investment Officer of GRP, is the majority owner of GRI Holdings, and is, therefore, a majority indirect owner of GRP.  By virtue of these relationships, GRI Holdings and Mr. Ireland may be deemed to beneficially own the Common Shares held by the Funds; however, the filing of this statement shall not be construed as an admission that GRI Holdings or Mr. Ireland is the beneficial owner of the Common Shares held by the Funds.

Item 2(b).	Address of Principal Business Office or, if none, Residence

535 Boylston Street, Boston, MA  02116.

Item 2(c).	Citizenship

Delaware.

CUSIP No. 510728108

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Shares (“Common Shares”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Shares is 510728108.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[X ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)
[  ]  Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________.

[  ]  If this statement is filed pursuant to §240.13d-1(c), check this box.

CUSIP No. 510728108

Item 4.	Ownership

The information set forth in Rows 5 through 11 of the cover page to this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Each of GROF Ltd., GRF Ltd. and GRF LP hold a portion of the outstanding Common Shares of the Company and as such have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 510728108
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2014

GEOLOGIC RESOURCE PARTNERS LLC
By:	/s/ George R. Ireland
Name: George R. Ireland Title: Managing Member